UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-34929

SodaStream International Ltd.

(Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7010000, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐    No ☒

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that, in accordance with regulations recently promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), it has elected to “opt out” from the Companies Law requirements to appoint external directors and from related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Under the regulations, the exemptions will continue to be available to the Company so long as its shares are traded on a U.S. stock exchange, including the Nasdaq Global Select Market, it does not have a “controlling shareholder” (as such term is defined under the Companies Law) and it complies with the majority board independence requirements, and audit committee and compensation committee composition requirements, under U.S. laws (including the Nasdaq Stock Market Rules) applicable to U.S. domestic issuers.

Further to the Company’s “opt out” election, Ms. Lauri A. Hanover and Mr. Eytan Glazer, who served as the Company’s external directors, will continue to serve as a Class II director and Class I director, respectively. In addition, in connection with the Company’s election, the Company reconstituted its audit committee, compensation committee and nominating and governance committee. The audit committee is now comprised of Messrs. Richard Hunter and Jonathan Kolodny, Professor Yehezkel (Chezy) Ofir and Ms. Lauri A. Hanover will serve as its chairperson. The compensation committee is now comprised of Messrs. Stanley Stern, David Morris and Eytan Glazer and Ms. Lauri A. Hanover will serve as its chairperson. The nominating and governance committee is now comprised of Messrs. Stanley Stern, David Morris and Professor Yehezkel (Chezy) Ofir and Mr. Eytan Glazer will serve as its chairperson.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655), April 30, 2014 (Registration No. 333-195578) and December 31, 2015 (Registration No. 333-208811).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.
(Registrant)

Date: August 4, 2016	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	Head of Legal Department